SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             ----------------------

                                   FORM 8-A/A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                         GLOBAL TELESYSTEMS GROUP, INC.
             (Exact name of registrant as specified in its charter)

              DELAWARE                                     94-3068423
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(State of incorporation or organization)                (I.R.S. Employer
                                                       Identification No.)

        4121 Wilson Boulevard
        8th-Floor
        Arlington, Virginia                                   22203
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(Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

     Title of each class                         Name of each exchange on which
    to be so registered:                         each class is to be registered
    --------------------                         ------------------------------
Common Stock, $0.10 par value                        New York Stock Exchange

Rights associated with the Common Stock,             New York Stock Exchange
$0.10 par value

       Securities to be registered pursuant to Section 12(g) of the Act:

                                      None

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Item 1.   Description of Registrant's Securities to Be Registered

     1.1  Common Stock, par value $0.10 per share.

          The capital stock of Global Telesystems Group, Inc. (the "Company" or the "Registrant") to be registered on the New York Stock Exchange, Inc. (the "Exchange"), is the Registrant's Common Stock, par value $0.10 per share. The number of authorized shares of Common Stock is 270 million.

          The holders of the Common Stock are entitled to one vote for one share held of record on all matters upon which shareholders have the right to vote. There are no cumulative voting rights. The holders of the Common Stock are entitled to such dividends as may be declared from time to time by the board of directors out of funds legally available for that purpose. Upon dissolution, the holders of the Common Stock are entitled to share pro rata in the Company's assets remaining after payment in full of all of the Company's liabilities and obligations, including payment of the liquidation preference, if any, of any preferred stock then outstanding.

          The board of directors may authorize the issuance of one or more series of preferred stock having such rights, including voting, conversion and redemption rights, and such preferences, including dividend and liquidation preferences, as the Company's board of directors may determine, without further action by the Company's shareholders. As of June 30, 1999, the Company had authorized 200,000 shares of Series A junior participating preferred stock, par value $0.0001 per share. No other series of preferred stock has been authorized. There are no issued and outstanding shares of Series A preferred stock. A right to purchase shares of Series A preferred stock, however, is attached to each share of Common Stock. The Company has authorized 200,000 shares of Series A preferred stock initially for issuance upon exercise of such rights.

          Certain Charter and By-Law Provisions. The shareholder's rights and related matters are governed by the General Corporation Law of the State of Delaware, (the "DGCL") and the Certificate of Incorporation and By-laws of the Company. Provisions of the Certificate of Incorporation and the By-laws, which are summarized below, may discourage or make more difficult a takeover attempt that a shareholder might consider in its best interest, although certain of such provisions in the By-laws are subject to final approval by the Company's board of directors.


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          Classified Board of Directors and Related Provisions. The Certificate
          of Incorporation provides that the Company's board of directors be divided into three classes of directors serving staggered three-year terms. The classes of directors (designated class I, class II and class III) shall be, as nearly as possible, equal in number. Accordingly, one-third of the Company's board of directors will be elected each year. The terms of the initial class I directors terminated at the May 20, 1998 annual meeting of stockholders and such directors were re-elected to a three-year term terminating on the date of the 2001 annual meeting of stockholders; the term of the initial class II directors terminated at the June 16, 1999 annual meeting of stockholders and such directors were re-elected to a three-year term terminating on the date of the 2002 annual meeting of stockholders; and the term of the initial class III directors shall terminate on the date of the 2000 annual meeting of stockholders. At each annual meeting of stockholders beginning in 1998, successors to the class of directors whose term expires at that annual meeting shall be elected for a three-year term. The classified board provision may prevent a party who acquires control of a majority of the Company's outstanding voting stock from obtaining control of the board of directors until the second annual shareholders meeting following the date such party obtains the controlling interest.

          Subject to the rights of the holders of any series of preferred stock or any other class of the Company's capital stock (other than Common Stock) then outstanding, directors may only be removed for cause by a majority vote of the Company's holders of capital stock issued and outstanding and entitled to vote generally in the election of directors, voting together as a single class.

          No Shareholder Action by Written Consent; Special Meetings. The Certificate of Incorporation prohibits shareholders from taking action by written consent in lieu of an annual or special meeting, and thus shareholders may take action at an annual or special meeting called in accordance with the By-laws. The Certificate of Incorporation and By-laws provide that special meetings of shareholders may only be called by the Chairman of the board of directors, the Chief Executive Officer or a majority of the board of directors. Special meetings may not be called by the shareholders, except as permitted by the shareholder rights By-law described below.

          Amendments to the Certificate of Incorporation. The provisions of the Certificate of Incorporation described above may not be amended, altered, changed or repealed without the affirmative vote of the holders of at least 75% of the shares of the Company's capital stock issued and outstanding and entitled to vote.


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          1.2 Rights associated with Common Stock, par value $0.10 per share

          The rights associated with the Common Stock, par value $0.10 per share, to be registered on the Exchange, are provided for in a rights agreement entered into by the Company. In connection with the rights agreement, the Company's board of directors declared a distribution of one right for each outstanding share of Common Stock and each share of the Company's Common Stock issued (including shares distributed from treasury) thereafter and prior to a distribution date. Each right will entitle the registered holder, subject to the terms of the rights agreement, to purchase from the Company one one-thousandth of a share or a unit of Series A preferred stock at a purchase price of $75 per unit, subject to adjustment.

          Initially, the rights will attach to all certificates representing shares of outstanding Common Stock, and no separate rights certificates will be distributed. The rights will separate from the Common Stock and the distribution date will occur upon the earlier of
          (1) 10 days following a public announcement that a person or group of affiliated or associated persons (other than the Company, any of its subsidiaries or any of its employee benefit plans or such subsidiary) has acquired, obtained the right to acquire, or otherwise obtained beneficial ownership of 15% or more of the then outstanding shares of Common Stock and (2) 10 business days (or such later date as may be determined by action of the board of directors prior to such time as any person makes such announcement) following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the then outstanding shares of Common Stock. Certain affiliates of George Soros and Alan B. Slifka are excluded from being an acquiring person described in (1) and (2) above under the rights agreement unless they increase the aggregate percentage of their ownership interest in the Company to 20%.

          Until a distribution date:

          (1) the rights will be evidenced by common stock certificates and will be transferred with and only with such common stock certificates,

          (2) new common stock certificates issued after date of consummation of the Company's initial public offering in February 1998 (also including shares distributed from treasury) will contain a notation incorporating the rights agreement by reference, and


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          (3)  the surrender for transfer of any certificates representing outstanding common stock will also constitute the transfer of the rights associated with the common stock represented by such certificates.

          The rights will not be exercisable until a distribution date and will expire at the close of business on the tenth anniversary of the rights agreement unless the Company redeems them earlier.

          In the event that:

          (1) the Company is the surviving corporation in a merger with an acquiring person described above and shares of Common Stock shall remain outstanding,

          (2)  a person becomes an acquiring person,

          (3) an acquiring person engages in one or more "self-dealing" transactions as set forth in the rights agreement, or

          (4) during such time as there is an acquiring person, an event occurs which results in such person's ownership interest being increased by more than 1% (e.g., by means of a recapitalization), then, in each such case, each holder of a right (other than such person) will thereafter have the right to receive, upon exercise, units of Series A preferred stock (or, in some circumstances, the Company's Common Stock, cash, property or other securities) having a value equal to two times the exercise price of the right. The exercise price is the purchase price multiplied by the number of units of Series A preferred stock issuable upon exercise of a right prior to the events described in this paragraph.

          In the event that, at any time following a stock acquisition date:

          (1) the Company is acquired in a merger or other business combination transaction and the Company is not the surviving corporation (other than a merger described in the preceding paragraph),

          (2) any person consolidates or merges with the Company and all or part of the Company's Common Stock is converted or exchanged for securities, cash or property of any other person, or

          (3) 50% or more of the Company's assets or earning power is sold or transferred, each holder of a right (other than an acquiring person) shall thereafter have the right to receive, upon exercise, Common Stock of the ultimate parent of such person having a value equal to two times the exercise price of the right.

          The purchase price payable, and the number of units of Series A preferred stock issuable, upon exercise of the rights are subject to adjustment from time to time to prevent dilution:

          (1) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A preferred stock,

          (2) if holders of the Series A preferred stock are granted certain rights or warrants to subscribe for Series A preferred stock or convertible securities at less than the current market price of the Series A preferred stock, or

          (3) upon the distribution to the holder of the Series A preferred stock of evidence of indebtedness, cash or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

          At any time until ten business days following a stock acquisition date, either (1) 75% of our board of directors or (2) a majority of our board of directors and a majority of the continuing directors, may redeem the rights in whole, not in part, at a nominal price. Immediately upon the action of a majority of our board of directors ordering the redemption of the rights, the rights will terminate and the only right of the holders of rights will be to receive such redemption price. As used in the rights agreement, a continuing director means any person (other than a person attempting to acquire the Company or an affiliate or associate of such a person or a representative of such person or of any such affiliate or associate) who was a director prior to the date of the rights agreement and any person (other than an acquiring person or an affiliate or associate of an acquiring person or a representative of an acquiring person or of any such affiliate or associate) nominated for selection or elected to the board of directors pursuant to the approval of a majority of the continuing directors.

          At its option, either (1) 75% of the Company's board of directors or
          (2) a majority of the Company's board of directors and a majority of the continuing directors, may exchange each right for (a) one unit of Series A preferred stock or (b) such number of units of Series A preferred stock as will equal the spread between the market price of each unit to be issued and the purchase price of such unit set forth in the rights agreement.

          Any of the provisions of the rights agreement may be amended without the approval of either (1) 75% of the Company's board of directors or
          (2) a majority of the Company's board of directors and a majority of continuing directors in order to cure any ambiguity, defect or inconsistency, to make changes which do not adversely affect the interests of holders of rights (excluding the interests of any acquiring person), or to shorten or lengthen any time period under the rights agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the rights are not redeemable.

          Shareholder Rights By-Law. If a fully financed tender offer is made publicly to purchase all of the Company's outstanding shares of Common Sock for cash or marketable securities at a price that is at least 40%greater than the average closing price of such shares on the principal exchange on which such shares are listed during the 30 days prior to the date on which such offer is first published or sent to security holders and the board of directors opposes such offer, the holders of more than 50% of the outstanding shares of Common Stock may, at any time subsequent to the date that is nine calendar months after the date of an offer, call a special meeting of the stockholders, notwithstanding the provisions described in--"Certain Charter and By-Law Provisions--No Shareholder Action by Written Consent; Special Meetings," at which meeting stockholders may be asked to vote upon a proposal to request that the board of directors amend the rights agreement to exempt such offer from the terms of the rights agreement; provided, however, if prior to the expiration of such nine-month period, the board of directors determines that it is in the best interests of the shareholders to undertake efforts to sell the Company, such period shall be extended as long as the board of directors continues its efforts to solicit, evaluate and negotiate alternative bids to acquire the Company. If the proposal to amend the rights agreement is approved by a vote of 70% of the votes cast for or against such proposal at such meeting of stockholders at which a quorum is present, the board of directors shall amend the rights agreement to exempt such offer from its terms no later than 60 days after the date of such stockholders' meeting.

          "Marketable securities" means any securities that are traded on a nationally recognized exchange and, in the opinion of an independent investment bank, provide sufficient value and liquidity so that they would be treated as substantially equivalent to cash consideration.

Item 2.   Exhibits

          The following exhibits are filed herewith (or incorporated by reference as indicated below):


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          1.1  Specimen Stock Certificate for Common Stock of SFMT, Inc.
               (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form S-1 (Registration No. 333-36555) (the "S-1 Registration Statement") filed by the Registrant with the Securities and Exchange Commission (the "Commission") on September 26, 1997).

          1.2 Form of Rights Certificate for the Rights (set forth as Exhibit A to the form of Rights Agreement included as Exhibit 4.1 hereto).

          2.1 Certificate of Incorporation of SFMT, Inc. (incorporated by reference to Exhibit 3.1 of the S-1 Registration Statement).

          2.2 Certificate of Correction to the Certificate of Incorporation of SFMT, Inc., filed October 8, 1993 (incorporated by reference to Section titled "Description of Capital Stock - Common Stock" from the S-1 Registration Statement).

          2.3 Certificate of Ownership and Merger Merging San Francisco/Moscow Teleport, Inc. into SFMT, Inc., filed November 3, 1993 (incorporated by reference to Exhibit 3.3 of the S-1 Registration Statement).

          2.4 Certificate of Amendment to the Certificate of Incorporation of SFMT, Inc., filed January 12, 1995 (incorporated by reference to
               Exhibit 3.4 of the S-1 Registration Statement).

          2.5 Certificate of Amendment to the Certificate of Incorporation of SFMT, Inc., filed February 22, 1995 (incorporated by reference to
               Exhibit 3.5 of the S-1 Registration Statement).

          2.6 Certificate of Amendment to the Certificate of Incorporation of SFMT, Inc., filed October 16, 1996 (incorporated by reference to
               Exhibit 3.6 of the S-1 Registration Statement).

          2.7* By-laws of the Registrant.

          4.1 Form of Rights Agreement between the Registrant and The Bank of New York, as Rights Agent (incorporated by reference to Exhibit
               4.6 of the S-1 Registration Statement).

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* Previously filed.

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                                    SIGNATURE

               Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                         GLOBAL TELESYSTEMS
                                           GROUP, INC.

Date:   October 18, 1999                 By:  /s/ Arnold Dean
                                              ----------------------------------
                                         Name:  Arnold Dean
                                         Title: Deputy General Counsel,
                                                Assistant Corporate Secretary